Akari Therapeutics, PLC

22 Boston Wharf Road Fl. 7

Boston, MA 02210

July 30, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akari Therapeutics PLC
Registration Statement on Form S-3 File No. 333-289056

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics PLC (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-289056) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on July 31, 2025 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Win Rutherfurd at (305) 579 0769. The Company hereby authorizes Mr. Rutherfurd to orally modify or withdraw this request for acceleration.

Very truly yours,

AKARI THERAPEUTICS PLC

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck
Title:	Chief Financial Officer

cc: Win Rutherfurd (Greenberg Traurig, LLP)